Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	Predecessor			Successor
	Fiscal Year Ended January 31,		Fiscal Year Ended January 31, 2007
			For the Period From February 1, 2006 to March 9, 2006	For the Period From March 10, 2006 to January 31, 2007
	2005	2006
Income (loss) before income taxes	$20,059	$52,630	$(43,051)	$(42,155)
Interest	3,300	3,300	355	45,062
Amortization of debt issuance costs	1,466	1,340	1,931	1,632
Portion of rentals deemed to be interest	1,455	1,530	161	1,700

Income (loss) available for fixed charges	$26,280	$58,800	$(40,604)	$6,239

Fixed charges:
Interest	$3,300	$3,300	$355	$45,062
Amortization of debt issuance costs	1,466	1,340	1,931	1,632
Portion of rentals deemed to be interest	1,455	1,530	161	1,700

Total fixed charges	$6,221	$6,170	$2,447	$48,394

Ratio of earnings to fixed charges	4.2x	9.5x	—	—

For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of (i) interest expense, (ii) amortization of debt issuance costs, and (iii) that portion of rental expense we estimate to be representative of interest. Earnings would not have been sufficient to cover fixed charges by $43.1 million and $42.2 million for the predecessor period from February 1, 2006 through March 9, 2006 and the successor period from March 10, 2006 through January 31, 2007, respectively.